

Mail Stop 3561

June 26, 2008

Mr. Daniel J. Juhl
Chairman and Chief Executive Officer
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

> **Re: Juhl Wind, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 25, 2008**
> **File No. 333-141010**

Dear Mr. Juhl:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed June 25, 2008

1. Please revise the first sentence to state that you dismissed McElravy, Kinchen & Associates, P.C. as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please disclose the date you actually engaged Boulay Heutmaker rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the second paragraph to refer to the two most recent years and any subsequent period prior to engaging Boulay Heutmaker as

opposed to a date after the date you engaged Boulay Heutmaker. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4. We note that McElravy Kinchen only reported on your financial statements for the most recent fiscal year. Please disclose that fact in the third paragraph. See Item 304(a)(1)(ii) of Regulation S-K.

5. We note your disclosure that the appointment of Boulay Heutmaker was recommended and approved by your board of directors. Since the dismissal and engagement of auditors are two separate events, please revise to clarify whether the decision to change accountants and the dismissal of McElravy Kinchen was also recommended or approved by your board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

6. Please revise your disclosure in the fourth paragraph to include the most recent fiscal year and the subsequent interim period preceding the dismissal of McElravy Kinchen on June 24, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

7. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant